Linktone Reports Unaudited First Quarter 2009 Results

BEIJING, China, June 10, 2009 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.

Results for the First Quarter

•	The Company recorded wireless value-added services (“WVAS”) and other revenues of $14.8 million, compared with $19.4 million in the fourth quarter of 2008 and $16.5 million in the first quarter of 2008.

•	GAAP net income from continuing operations of $0.1 million, compared with a net income from continuing operations of $1.1 million in the fourth quarter of 2008 and a net income from continuing operations of $1.1 million in the first quarter of 2008.

•	GAAP net income of $0.3 million, compared with a net income of $0.6 million in the fourth quarter of 2008 and a net loss of $4.2 million in the first quarter of 2008.

•	GAAP net income per fully diluted American Depositary Share (ADS) of $0.01, compared with a net income of $0.01 for the fourth quarter of 2008 and a net loss of $0.18 for the first quarter of 2008.

•	Non-GAAP net income* of $0.5 million, compared with a non-GAAP net income of $2.3 million in the fourth quarter of 2008 and a non-GAAP net loss of $4.0 million in the first quarter of 2008.

•	Non-GAAP net income per fully diluted ADS of $0.01 compared with a non-GAAP net income of $0.05 in the fourth quarter of 2008 and a non-GAAP net loss of $0.17 in the first quarter of 2008.

*Non-GAAP measures exclude certain share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television (“TJSTV”) in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.

Chief Executive Officer Hary Tanoesoedibjo commented: “We are pleased to report another profitable quarter in keeping with our number one priority to return Linktone to sustainable profitability. The gross revenues for the quarter met our guidance range for the period and reflected traditional seasonality patterns in WVAS. We remain cautiously optimistic with regard to our long-term prospects given the increasing stability in our operating environment and the large-scale rollout of 3G in China. We believe strong execution in operations and prudent cost control efforts will enable us to achieve healthy, profitable growth in the future.”

Mr. Tanoesoedibjo added: “With our new leadership team in place, my colleagues and I are committed to implementing actions to improve efficiency and effectiveness, positioning Linktone for long-term sustainable growth and profitability, and ultimately delivering greater value to our shareholders.”

Linktone Deputy Chief Executive Officer and Chief Financial Officer, Colin Sung, stated: “Looking ahead, we intend to continue to focus on maximizing revenue, streamlining our operational efficiency and improving cost management. In addition, we are continuously monitoring the market for strategic acquisitions and alliance opportunities both domestically and internationally that will help advance our expansion strategy and accelerate our growth prospects.”

First Quarter Revenue Mix

Linktone’s first quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CRBT) and others (casual game and enterprise services).

Data-related services revenue was $6.0 million, representing 41% of total gross revenues, compared with $11.9 million or 61% for the fourth quarter of 2008. The sequential decrease in Linktone’s data-related services revenue was primarily attributable to a decrease in revenue from SMS services as a result of Linktone’s decision to scale back certain cooperative projects and promotional activities for SMS and CRBT services in light of lower demand from consumers during this quarter.

Data-related services breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 38% of gross revenues, compared with 58% for the fourth quarter of 2008. SMS revenue was $5.6 million for the first quarter of 2009, compared with $11.3 million for the fourth quarter of 2008.

•	Multimedia Messaging Services (MMS) revenue represented 2% of gross revenues, compared with 2% for the fourth quarter of 2008. MMS revenue was $0.3 million for the first quarter of 2009, compared with $0.4 million for the fourth quarter of 2008.

•	Wireless Application Protocol (WAP) and Java Gaming (Java) revenue represented 1% of gross revenues compared with 1% for the fourth quarter of 2008. WAP and Java revenue was $0.1 million for the first quarter of 2009, compared with $0.2 million for the fourth quarter of 2008.

Audio-related services accounted for 56%, or $8.3 million of total revenues, compared with 36% or $7.0 million for the fourth quarter of 2008. The sequential increase was primarily due to an increase in revenue from interactive voice response services as a result of the continuing popularity of interactive programs broadcast over local radio stations.

Audio-related service breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue increased to 48% of gross revenues, compared with 22% for the fourth quarter of 2008. IVR revenue was $7.1 million for the first quarter of 2009, compared with $4.3 million for the fourth quarter of 2008.

•	Color Ring-Back Tones (CRBT) revenue decreased to 8% of gross revenues, compared with 14% for the fourth quarter of 2008. CRBT revenue was $1.2 million for the first quarter of 2009, compared with $2.7 million for the fourth quarter of 2008.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the first quarter of 2009 include the following:

•	Gross margin was 35% of net revenues, or gross revenues minus business tax, compared with 47% for the fourth quarter of 2008 and 49% for the first quarter of 2008. The sequential decrease in gross margin was primarily due to higher revenue share to business partners for certain popular radio programs in IVR services which accounted for a greater proportion of total revenue in the first quarter of 2009.

•	Operating profit was 0.4% of net revenues, compared with operating profit of 7% for the fourth quarter of 2008 and 9% for the first quarter of 2008. The sequential decrease in operating profit was due to lower contributions from higher margin services such as SMS given the significant decrease in SMS revenue during the quarter.

•	Operating expenses totaled $4.9 million, compared with $7.4 million for the fourth quarter of 2008 and $6.4 million for the first quarter of 2008. The sequential decrease was due to lower selling, marketing and other general and administrative expenses as discussed below.

•	Selling and marketing expenses were $1.9 million, compared with $3.9 million for the fourth quarter of 2008 and $2.9 million for the first quarter of 2008. The sequential decrease was due to decreased spending on media advertising which was generating unsatisfactory returns.

•	Product development expenses were $1.0 million, compared with $0.9 million for the fourth quarter of 2008 and $0.8 million for the first quarter of 2008.

•	Other general and administrative expenses were $2.0 million, compared with $2.6 million for the fourth quarter of 2008 and $2.7 million for the first quarter of 2008. The sequential decrease was primarily due to lower office rental and related costs as a result of the Company relocation in Beijing in mid-January 2009, lower stock option compensation charges and lower professional fees incurred.

•	Interest expense was $0.2 million in the first quarter of 2009 primarily due to a foreign exchange loss of $0.4 million from translating the Singapore dollar denominated loan into United States dollars, which is the Company’s reporting currency.

•	Net income from discontinued operations of $0.3 million was due to the reversal of certain bad and doubtful accounts receivable provisions as cash was subsequently received from these customers.

•	Cash and cash equivalents, as well as short-term investments available for sale, totaled $101.0 million at March 31, 2009, compared with $96.0 million at December 31, 2008. The increase in cash and cash equivalents was primarily due to the positive cash flow from continuing operations of about $1.7 million and a $3.5 million refund received from TJSTV for prepaid annual advertising fees for the period from October to December 2008 reflecting the termination of the agreement in September 2008.

•	Days sales outstanding (DSOs) for continuing operations, the average length of time required for the Company to receive payment for services delivered, were 109 days as of the end of the first quarter of 2009, compared with 82 days as of the end of the fourth quarter of 2008.

Second Quarter 2009 Outlook

For the second quarter ending June 30, 2009, Linktone expects gross revenues to be approximately $17 million to $18 million.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net loss and net loss per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net loss and net loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of the Company’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its first quarter 2009 financial results at 9:00 p.m. Eastern Time on June 10, 2009 (6:00 p.m. Pacific Time on June 10, 2009 and 9:00 a.m. Beijing/Hong Kong Time on June 11, 2009).  The dial-in number for the call is 877-941-2068 for U.S. callers and 480-629-9712 for international callers. Management will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through June 24, 2009. To access the replay, U.S. callers should dial 800-406-7325 and enter passcode 4083486; international callers should dial 303-590-3030 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/press—release.jsp. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into the ASEAN market, including the Indonesian market, and create synergies with MNC; changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China and any new markets it enters for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships, including its planned strategic cooperation with MNC, or may be required to record additional provisions for impairments in the value of the Company’s investments in such partnerships; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

Serena Shi
Linktone Ltd.
Tel: 86-10-65396802
Email: serena.shi@linktone.com

The Piacente Group, Inc.
Brandi Piacente, brandi@thepiacentegroup.com
Kristen McNally, kristen@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	March 31,
-
	2008	2009
	(unaudited)	(unaudited)

Assets

Current assets:

Cash and cash equivalents	81,593,823	86,548,254

Short-term investments	14,372,646	14,493,855

Accounts receivable, net	15,245,030	12,003,720

Tax refund receivable	1,240,718	1,266,110

Loan receivable from a related party	7,984,450	7,562,400

Deposits and other current assets	5,106,901	1,882,411

Deferred tax assets	1,479,554	1,514,165

Total current assets	127,023,122	125,270,915

Property and equipment, net	1,031,543	872,921

Intangible assets, net	171,238	154,919

Goodwill	14,584,212	14,584,212

Deferred tax assets	116,235	92,165

Other long-term assets	476,368	448,347

Total assets	143,402,718	141,423,479

Liabilities and shareholders’ equity

Current liabilities:

Taxes payable	4,097,447	3,865,522

Accounts payable, accrued liabilities and other payables	10,796,440	8,648,563

Deferred revenue	210,833	194,374

Deferred tax liabilities	87,947	80,056

Total current liabilities	15,192,667	12,788,515

Total liabilities	15,192,667	12,788,515

Shareholders’ equity

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,636,230 shares issued and outstanding as of December 31,2008 and March 31,2009)	42,063	42,063

Additional paid-in capital	137,560,175	137,731,746

Statutory reserves	2,466,165	2,466,165

Accumulated other comprehensive income:

Cumulative translation adjustments	7,363,186	7,270,909

Accumulated losses	(19,221,538)	(18,875,919)

Total shareholders’ equity	128,210,051	128,634,964

Total liabilities and shareholders’ equity	143,402,718	141,423,479

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended
-
	March 31,	December 31,	March 31,
-
	2008	2008	2009
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	16,532,115	19,401,719	14,775,690

Sales tax	(605,657)	(768,974)	(499,281)

Net revenues	15,926,458	18,632,745	14,276,409

Cost of services	(8,156,721)	(9,926,816)	(9,299,707)

Gross profit	7,769,737	8,705,929	4,976,702

Operating expenses:

Product development	(782,226)	(910,207)	(962,344)

Selling and marketing	(2,907,037)	(3,875,868)	(1,934,102)

Other general and administrative	(2,708,253)	(2,573,934)	(2,022,922)

Total operating expenses	(6,397,516)	(7,360,009)	(4,919,368)

Income from operations	1,372,221	1,345,920	57,334

Interest income (including interest income of $64,773 and $73,148 from a related party loan for the three months ended December 31, 2008 and March 31, 2009 respectively)/(expense)	(18,958)	737,037	(168,511)

Other income/(expense)	165,796	(38,757)	177,581

Other-than-temporary impairment loss on investments	—	(1,476,937)	—

Income before tax	1,519,059	567,263	66,404

Income tax benefit/(expense)	(382,114)	514,236	13,102

Net income from continuing operations	1,136,945	1,081,499	79,506

Net income/(loss) from discontinued operations	(5,344,200)	(465,607)	266,113

Net income/(loss)	(4,207,255)	615,892	345,619

Other comprehensive income/(loss):	1,577,959	162,310	(92,277)

Comprehensive income/(loss)	(2,629,296)	778,202	253,342

	—	—	—

Basic income/(loss) per ordinary share:

Continuing operations	0.00	0.00	0.00

Discontinued operations	(0.02)	(0.00)	0.00

Total net income/(loss)	(0.02)	0.00	0.00

Diluted income/(loss) per ordinary share:

Continuing operations	0.00	0.00	0.00

Discontinued operations	(0.02)	(0.00)	0.00

Total net income/(loss)	(0.02)	0.00	0.00

Basic income/(loss) per ADS:

Continuing operations	0.04	0.02	0.00

Discontinued operations	(0.22)	(0.01)	0.01

Total net income/(loss)	(0.18)	0.01	0.01

Diluted income/(loss) per ADS:

Continuing operations	0.04	0.02	0.00

Discontinued operations	(0.22)	(0.01)	0.01

Total net income/(loss)	(0.18)	0.01	0.01

Weighted average ordinary shares:

Basic	240,291,330	420,636,230	420,636,230

Diluted	240,291,330	420,712,455	420,933,080

Weighted average ADSs:

Basic	24,029,133	42,063,623	42,063,623

Diluted	24,029,133	42,071,246	42,093,308

-
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

-	-
	Three months ended
-
	March 31,	December 31,	March 31,

	2008	2008	2009

	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	(4,207,255)	615,892	345,619

Stock based compensation expense	213,333	175,500	171,571

Other-than-temporary impairment loss on investments	—	1,476,937	—

Non-GAAP net income/(loss)	(3,993,922)	2,268,329	517,190

Non-GAAP diluted income/(loss) per share	(0.02)	0.01	0.00

Non-GAAP diluted income/(loss) per ADS	(0.17)	0.05	0.01

Number of shares used in diluted per-share calculation	240,291,330	420,712,455	420,933,080

Number of ADSs used in diluted per-share calculation	24,029,133	42,071,246	42,093,308